Exhibit 99.15

American Banker

The Financial Services Daily

Tuesday, July 12, 2005

Pressure on Sovereign Wins Support on Street

By, Sundaramoorthy, Geeta

Signaling what might turn into a proxy battle, Sovereign Bancorp Inc.’s largest shareholder has increased its stake and intends to hold a meeting with other shareholders.

 Relational Investors LLC of San Diego has been itching for change at the Philadelphia banking company since May, when it made several demands of Sovereign’s management, in person and later in a regulatory filing.

 On July 7, Relational, which manages $ 5 billion, disclosed in another regulatory filing that it had increased its stake to 6.5%, from 5.6%. And on Friday it confirmed that it plans to host a “forum” in New York to meet with other shareholders and gather support for its demands.

 Relational is leaning on the $ 59 billion-asset banking company to make a number of changes, including reconstituting its board and realigning compensation for executives and nonemployee directors.

 In its original May 26 filing with the Securities and Exchange Commission, Relational said that the present compensation plan for directors, which links their bonuses to whether targets set for executives are met, is a conflict of interest.

 Back then Sovereign responded to Relational’s concerns by saying it had already appointed an independent consultant to examine its compensation structure. However, Relational’s filing on July 7 said that was not enough.

 Relational has something of a track record as a serious and effective shareholder activist and is widely seen as one that can force companies to make changes.

 The money manager, whose officials were not available to discuss Sovereign, has successfully forced companies such as Tyco International Ltd, Waste Management Inc., and Mattel Inc. to make changes.

 Its focus on Sovereign has the support of those who follow the stock closely.

 “They are for real,” said Frank Barkocy, an analyst with Keefe Managers Inc., a fund manager that has owned Sovereign shares for a while. “Sovereign is taking this seriously, and in the interim, shareholders are viewing this as a positive development.”

 Mr. Barkocy said that he would attend any shareholder meeting that Relational would convene, though the company has yet to finalize a date.

 Since Relational first demanded changes in May, Sovereign’s stock has increased 8.6%. On Thursday, when Relational disclosed that it had increased its stake, the shares rose 2.6%, to $ 23.18. On Monday, Sovereign’s shares lost 0.2%.

 Jay Sidhu, Sovereign’s chairman and chief executive officer, said there are no plans to immediately reconstitute its board.

 “I don’t see any reason why that needs to be done.” Sovereign’s nominating committee meets on a regular basis and will continue to do that, he said in an interview Friday.

 Mr. Sidhu also said that he expects to announce the recommendation of the independent consultant’s compensation review, being conducted by Hewitt Associates, this quarter. “I believe it will be a nonissue,” he said.

 However, he said that “Sovereign will always be very open to whatever constructive suggestion” its institutional shareholders make. “We will seek them out,” he said of Relational. “We meet with our institutional investors on a regular basis, and Relational would be on top of our list.”

 Mr. Sidhu said that Sovereign’s interests (insiders own about 8% of the company) are closely aligned with Relational’s and that Sovereign’s board and management take their responsibilities very seriously.

 But investors and analysts said that if Sovereign fails to meet Relational’s demands, especially the one to reconstitute its board, Relational is likely to initiate a proxy battle by nominating two board members.

 Matthew Kelley, an analyst with Moors & Cabot, said he expects Sovereign to make some preemptive changes to try to avoid a proxy battle. The company’s recent announcement that it will aggressively buy back its own stock is a direct response to the demands of Relational, Mr. Kelley said.

 In June the company disclosed that it bought back 10 million shares during the second quarter.

 In addition to changes in director compensation, Relational raised issues about Sovereign’s leveraged balance sheet, its capital allocation discipline, and its capital ratios.

 Relational also claims that the board established and benefited from compensation targets that were set below the financial targets disclosed to shareholders for 2004 and 2005. It said the board allowed management to manipulate the definition of operating earnings and approved one-time items that increased earnings.

 In the first quarter, Sovereign changed its definition of operating earnings to exclude most noncash, nonoperating charges. As a result, its operating earnings of $ 183 million were $ 37 million higher than its GAAP earnings.

 Mr. Kelley, who has a “buy” rating on the stock, said Sovereign’s board compensation structure does seem unique and could be problematic.

 He further said the involvement of a large activist shareholder like Relational will give the company’s stock some support in the next six to 12 months as the matter continues to unfold. “That gives me increased comfort,” he said.

 Mr. Sidhu also says that is good for his company.

 “The bottom line is Relational has invested in our stock because they see above-average opportunities for growth in our stock,” he said. “We are glad that they see us as a tremendous buy.”

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